UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Braze, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

10576N102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10576N102	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Growth Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,332,707 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,332,707 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,332,707 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock (as defined in Item 2(d) below), which are held of record by Spark Growth II (as defined in Item 2(a) below). Spark Growth II GP (as defined in Item 2(a) below) is the general partner of Spark Growth II and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Jeremy Philips, Santo Politi and Bijan Sabet are the managing members of Spark Growth II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 9,943,054 shares of Class A Common Stock outstanding as of December 15, 2021 as reported by the Issuer in its Form 10-Q for the quarterly period ended October 31, 2021, filed with the United States Securities and Exchange Commission on December 21, 2021 (the “Form 10-Q”), plus 1,347,666 shares of Class B Common Stock held by the Reporting Persons (as defined in Item 2(a) below) and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 10576N102	13G

1.	NAMES OF REPORTING PERSONS Spark Capital Growth Founders’ Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 14,959 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 14,959 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,959 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such securities are Class B Common Stock, which are held of record by Spark Growth II FF (as defined in Item 2(a) below). Spark Growth II GP is the general partner of Spark Growth II FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Jeremy Philips, Santo Politi and Bijan Sabet are the managing members of Spark Growth II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 9,943,054 shares of Class A Common Stock outstanding as of December 15, 2021 as reported by the Issuer in the Form 10-Q, plus 1,347,666 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 10576N102	13G

1.	NAMES OF REPORTING PERSONS Spark Growth Management Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,347,666 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,347,666 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,347,666 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such securities are Class B Common Stock, which are held of record by Spark Growth II and Spark Growth II FF. Spark Growth II GP is the general partner of each of Spark Growth II and Spark Growth II FF and may be deemed to have voting, investment and dispositive power with respect to these securities. Paul Conway, Jeremy Philips, Santo Politi and Bijan Sabet are the managing members of Spark Growth II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 9,943,054 shares of Class A Common Stock outstanding as of December 15, 2021 as reported by the Issuer in the Form 10-Q, plus 1,347,666 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 10576N102	13G

Item 1(a).	Name of Issuer:

Braze, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

330 West 34th Street, Floor 18

New York, NY 10001

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Spark Capital Growth Fund II, L.P. (“Spark Growth II”), Spark Capital Growth Founders’ Fund II, L.P. (“Spark Growth II FF”) and Spark Growth Management Partners II, LLC (“Spark Growth II GP” and together with Spark Growth II and Spark Growth II FF, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 200 Clarendon Street, 59th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

Spark Growth II GP is a limited liability company organized under the laws of the State of Delaware. Each of Spark Growth II and Spark Growth II FF is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock”), which are convertible into Class A Common Stock, $0.0001 par value per share, at any time at the election of the Reporting Person.

Item 2(e).	CUSIP Number:

10576N102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

Spark Growth II is the record owner of 1,332,707 shares of Class B Common Stock and Spark Growth II FF is the record owner of 14,959 shares of Class B Common Stock (collectively, the “Spark Growth II Shares”). As general partner of each of Spark Growth II and Spark Growth II FF, Spark Growth II GP may be deemed to beneficially own the Spark Growth II Shares. Paul Conway, Jeremy Philips, Santo Politi and Bijan Sabet are the managing members of Spark Growth II GP and may be deemed to share voting, investment and dispositive power with respect to these securities.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of each Spark Growth II and Spark Growth II FF and the limited liability company agreement of Spark Growth II GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 10576N102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

SPARK CAPITAL GROWTH FUND II, L.P.

By:	Spark Growth Management Partners II, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK CAPITAL GROWTH FOUNDERS’ FUND II, L.P.

By:	Spark Growth Management Partners II, LLC
Its:	General Partner

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member

SPARK GROWTH MANAGEMENT PARTNERS II, LLC

By:	/s/ Paul Conway
Paul Conway
Its:	Managing Member